Exhibit 19.1

KLOTHO NEUROSCIENCES, INC.

CONFIDENTIALITY AND INSIDER TRADING POLICY

______

To: All Company Officers, Directors, Employees, Consultants and Temporary Insiders:

This Confidentiality and Insider Trading Policy (this “Policy”) describes the standards of Klotho Neurosciences, Inc. (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly-traded companies while in the possession of confidential information.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply put, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, including problems relating to improper trading in Company stock. Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties. Care should also be taken to avoid inadvertent disclosure of confidential information, such as through conversations that may be overheard.

The prohibition on disclosure of confidential information applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquirer to the Company’s Chief Executive Officer or Chief Financial Officer.

1. Our Policy Against Trading on Undisclosed Information. If a director, officer, employee, consultant or temporary insider has material non-public information relating to our Company, this Policy and governing law prohibit such person, or any related person, from buying or selling securities of the Company (or engaging in any other action to take advantage of that information or pass that information on to others) until the third business day after the date all material non-public information concerning the Company known to such person has been publicly announced in a press release or filing with the Securities and Exchange Commission (the “SEC”). This Policy and governing law also prohibit trading in the securities of other companies such as potential acquisition candidates or our customers or suppliers about which you have material, non-lpublic information as a result of your employment or you consulting assignment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of any improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock – in short, any information that could reasonably affect the price of the stock. It is not possible to define all categories of material information; however, common examples of information that will frequently be regarded as material are:

(i)	projections of future earnings or losses, including changes in earnings estimates;

(ii)	unusual gains or losses in major operations;

(iii)	news of a pending or proposed merger, acquisition or tender offer;

(iv)	news of significant sales of assets or the disposition of a subsidiary;

(v)	significant write-downs in assets or increases in revenues;

(vi)	developments regarding significant litigation or government agency investigations;

(vii)	changes in dividend policies or the declaration of a stock split or the offering of additional securities;

(viii)	changes in management;

(ix)	significant new products or discoveries;

(x)	changes in debt ratings;

(xi)	offerings of Company securities;

(xii)	impending bankruptcy or financial liquidity problems; and

(xiii)	the gain or loss of a substantial customer or supplier.

Either positive or negative information may be material. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult the Chief Executive Officer or Chief Financial Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(Klotho Neurosciences Insider Trading Policy July 2024)	2

Non-Public Information. Insider trading prohibitions come into play only when you possess information that is material and "non-public." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information.

Non-Public information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally three business days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Executive Officer or Chief Financial Officer, or assume that the information is "non-public" and treat it as confidential.

When Information is Public. As you can appreciate, it is also improper for an officer, director or employee to enter a trade immediately after the company has made public announcement of material information, including earnings releases. Because the Company's shareholders and the investing public should be afforded the time to receive the information and act upon it, you should not engage in any transactions until the third business day after the information has been released.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

(Klotho Neurosciences Insider Trading Policy July 2024)	3

Transactions By Family Members. The very same restrictions that apply to you also apply to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). Employees are expected to be responsible for the compliance of their Family Members.

Transactions by Entities that You Influence or Control. This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Tipping Information to Others. Whether the information is proprietary information about our Company or information that could have an impact on our stock price, employees must not pass the information on to others. Serious penalties apply, whether or not you derive any benefit from another's actions.

Inside Information Regarding Other Companies. This Policy and the guidelines described herein also apply to material, non-public information relating to other companies, including the Company’s customers, vendors or suppliers (“Business Partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on material, non-public information regarding the Company’s Business Partners. All employees should treat material, non-public information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

Post-Termination Transactions. This Policy, except for pre-clearance procedures specified in this section, continues to apply to transactions in Company securities even after termination of service to the Company. If an individual is in possession of material, non-public information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material.

Black-Out Periods. Each of the Chief Executive Officer or Chief Financial Officer has the authority, when he or she deems it necessary or advisable because of developments known to the Company and not yet disclosed to the public or for other reasons, to prohibit members of the Board of Directors, officers and any other employees from transacting in Company securities. The Chief Executive Officer or Chief Financial Officer will notify you by email of such a prohibition (referred to as a “Black-Out Period”), and the Black-Out Period shall continue for as long as the Chief Executive Officer or Chief Financial Officer specifies. In the event of a Black-Out Period, affected persons may not engage in any transaction involving the purchase or sale of the Company’ securities during the Black-Out Period and may not disclose to others the fact of their transaction suspension. If a Black-Out Period is imposed, you and your related persons MAY NOT execute transactions even if the Trading Window (as defined below) is then otherwise open for other employees.

(Klotho Neurosciences Insider Trading Policy July 2024)	4

Trading Window. The following applies to:

●	All members of the Board of Directors

●	Executive Officers (those officers who have been notified that they are subject to the provisions of Section 16 of the Securities Exchange Act of 1934 – namely the reporting of beneficial ownership on Form 3’s, 4’s, and 5’s and prohibition on short swing profits), and

●	Certain employees and consultants of the Company, who have been separately notified that these provisions apply to them, will be reviewed periodically, or when other significant events occur (each, a “Key Employee”). Individuals will be added or removed from coverage as necessary. You will be notified if there is any change in your status.

To increase compliance with the insider trading laws, the Company has created a Trading Window policy. The Trading Window opens at the close of business on the second trading day following the date the financial results for a particular fiscal quarter or year are disclosed to the general public and closes at the close of business on the fourteenth day of the third calendar month of that fiscal quarter.

All members of the Board of Directors, Executive Officers and Key Employees may not transact in the Company’s securities other than during the Trading Window.

The preferred period for transacting in the Company’s securities, assuming the absence of material non-public Information at the time, is generally the first ten days of each Trading Window.

You will be notified quarterly when the Trading Window opens and closes, you should know, however, that even during the Trading Window, if you have knowledge of material non- public information concerning the Company, you may not transact in the Company’s securities until the close of business of the second trading day following the date such information has been disclosed to the general public or ceases to be material non-public Information. Transacting in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and you should use good judgment at all times.

Pre-Clearance of Transactions. Directors, Executive Officers and Key Employees may only transact in the Company’s securities when the Trading Window is open (and assuming a Black- Out Period has not been imposed and they are not otherwise aware of material non-public Information), and then only with the prior approval of the Company’s Chief Executive Officer or Chief Financial Officer. The information that must be provided when requesting pre-clearance is set forth on attached Exhibit A. The Chief Executive Officer or Chief Financial Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction.

(Klotho Neurosciences Insider Trading Policy July 2024)	5

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material, non-public information about the Company, and should describe fully those circumstances to the Chief Executive Officer or Chief Financial Officer. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Pre-cleared trades must be effected within five business days of receipt of pre- clearance unless an exception is granted. Transactions not effected within the time limit would be subject to pre-clearance again. The requestor receiving clearance for a trade should notify the Chief Executive Officer or Chief Financial Officer of the completion of the transaction.

Other Transactions. Employees who are not officers, directors or 10% shareholders are not prohibited under the federal securities laws from trading in the Company's securities on a short-term basis. However, as a matter of Company policy, the following transactions involving Company securities should not be undertaken unless pre-cleared with the Chief Executive Officer: short sales, margin purchases, or purchases or sales of puts or calls.

Company Assistance. If you have any questions concerning specific transactions in stock of the Company, you are encouraged to contact the Company’s Chief Executive Officer or Chief Financial Officer. However, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you.

2. Prohibition Against Disclosure of Nonpublic Information. The Chief Executive Officer and Chief Financial Officer of the Company (the “Authorized Personnel”) are authorized to communicate with brokers, dealers, analysts, institutional investors, shareholders, affiliates of the foregoing and any other person that has purchased or sold, or may reasonably be expected to purchase or sell, any common stock of the Company (collectively, “Securities Professionals and Shareholders”). Other employees, directors and temporary insiders are not authorized to provide oral or written information to Securities Professionals and Shareholders, except at the express direction of the Authorized Personnel. If you receive any inquiries from any Securities Professionals or Shareholders, you should decline comment and refer the inquirer to one or more of the Authorized Personnel.

(Klotho Neurosciences Insider Trading Policy July 2024)	6

If you have any doubt as to your responsibilities under these guidelines, seek clarification and guidance from the Chief Executive Officer or Chief Financial Officer before you act.

Do not try to resolve uncertainties on your own.

We will expect the strictest compliance with these procedures by all personnel at every level. As set forth below, failure to observe them may result in serious legal difficulties for you, as well as the Company.

3. Certain Exceptions. The Policy set forth in Section 1 does not apply in the case of the following transactions, except as specifically noted:

Stock Incentive Plan. For purposes of this Policy, the Company considers the exercise of stock options for cash under the Company’s stock options plans or the purchase of shares under any Company employee stock purchase plan or otherwise from the Company (but not the sale of any such shares acquired on the exercise of the option or the purchase) exempt from this Policy unless the Company is aware of material, non-public information that it cannot disclose to the participant, because the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

10b5-1 Programs. Pursuant to SEC Rule 10b5-1, directors, officers and employees of the Company may establish written programs at a time at which they do not have material, non-public-information which permit (i) automatic trading of the Company’s stock through a third-party broker or (ii) trading of the Company’s stock by an independent person (e.g., an investment banker) who is not aware of material, non-public-information at the time of a trade. All programs shall be subject to the restrictions and limitations imposed by SEC Rule 10b5-1. These rules are technical in nature and a 10b5-1 program should only be established with a broker or other securities professional with experience and expertise in this area. Each program (or the form of program established by a broker or other third party) must be reviewed by the Chief Executive Officer or Chief Financial Officer prior to establishment, to confirm compliance with this policy and the applicable securities laws. Once a program is implemented in accordance with this Section 3, trades pursuant to such program shall not be subject to the limitations and restriction set forth in other sections of this Policy. If properly established and implemented, trading pursuant to a program may occur even when the person on whose behalf such trade is made is aware of material, non-public-information.

4. Violations of Insider Trading Laws. Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material, non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Chief Executive Officer and must be provided before any activity contrary to the above requirements takes place.

( ** Signature Page Follows **)

(Klotho Neurosciences Insider Trading Policy July 2024)	7

ACKNOWLEDGMENT CONFIDENTIALITY

AND INSIDER TRADING POLICY

I have read and I understand the Klotho Neurosciences, Inc. Confidentiality and Insider Trading. (the “Policy”) to which this Acknowledgment is attached. I agree to comply with the Policy and understand that a violation of the Policy will be considered an extremely serious matter and a basis for immediate termination.

Signature: ________________________________

Name: ___________________________________

Date: ____________________________________

(Klotho Neurosciences Insider Trading Policy July 2024)	8

Klotho Neurosciences, Inc.

Pre-Clearance Form

To the attention of the Company’s Chief Executive Officer/Chief Financial Officer

As required under the Company’s Confidentiality and Insider Trading Policy, I am seeking pre- clearance of a transaction involving the Company’s securities.

I certify that:

●	I am not in possession of any material non-public information concerning the securities,

●	I have not violated any provision of the Confidentiality and Insider Trading Policy, and

●	I have fully and honestly disclosed below all information concerning this transaction.

The details of the proposed transaction are set forth below.

Type of transaction (acquisition/disposition): _____________________________

Type of security (e.g. option, common stock): ____________________________

Number of securities (estimate): _______________________________________

Acquisition or Disposition Price (if known):$ _____________________________

Any other terms of the transaction: _____________________________________

Signature: ________________________________

Name: ___________________________________

Title: ____________________________________

Date: ____________________________________

(Klotho Neurosciences Insider Trading Policy July 2024)	9